Exhibit 99.2

Satyam Computer Services Limited
Regd Office: Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad – 500 003
Audited financial results for the quarter and nine months ended December 31, 2004

Rs. in lakhs

		Quarter	Quarter	Nine months	Nine months		Year
		ended	ended	ended	ended		ended
Sl.No.	Particulars	31-12-2004	31-12-2003	31-12-2004	31-12-2003		31-03-2004
1	Income from services
	– exports	86,182.75	64,757.88	243,519.52	177,538.92		247,201.18
	– domestic	2,943.32	1,511.76	7,566.58	4,545.08		6,953.34
2	Other income	258.56	2,845.22	5,727.98	7,673.49		8,173.07
3	Total income	89,384.63	69,114.86	256,814.08	189,757.49		262,327.59
4	Personnel expenses	52,107.63	35,799.95	144,222.31	93,940.97		133,791.72
5	Operating and administration expenses	14,397.56	13,091.02	42,280.27	37,867.33		51,104.94
6	Total expenditure	66,505.19	48,890.97	186,502.58	131,808.30		184,896.66
7	Profit before interest, depreciation and tax (PBIDT)	22,879.44	20,223.89	70,311.50	57,949.19		77,430.93
8	Financial expenses	19.87	18.33	55.80	57.37		74.88
9	Depreciation	2,521.85	2,826.86	7,701.41	8,620.52		11,161.58
10	Profit before taxation	20,337.72	17,378.70	62,554.29	49,271.30		66,194.47
11	Provision for taxation	2,859.20	2,791.93	8,849.20	7,776.47		10,615.29
12	Net profit	17,478.52	14,586.77	53,705.09	41,494.83		55,579.18
13	Paid-up equity share capital	6,377.08	6,317.86	6,377.08	6,317.86		6,325.03
	(Par value of Rs.2 per share)
14	Reserves excluding revaluation reserves	303,924.71	246,866.18	303,924.71	246,866.18		251,751.58
15	EPS – basic (Rs.)	5.49	4.63	16.92	13.18	*	17.64	*
	(On par value of Rs. 2 per share)
16	EPS – diluted (Rs.)
	On par value of Rs. 2 per share)	5.39	4.58	16.62	13.06	*	17.36	*

* Includes Rs. 0.44 per share due to profit on sale of 1,000,000 shares of Sify Ltd. through its sponsored ADS programme.

Segment wise revenue, results and capital employed for the quarter and nine months ended December 31, 2004

Rs. in lakhs

		Quarter	Quarter	Nine months	Nine months	Year
		ended	ended	ended	ended	ended
Sl.No.	Particulars	31-12-2004	31-12-2003	31-12-2004	31-12-2003	31-03-2004
1	Segment revenue
	Information technology services	89,126.07	66,269.64	251,086.10	182,084.00	254,154.52
	Less : Inter segment revenue	—	—	—	—	—
	Net Sales / Income from operations	89,126.07	66,269.64	251,086.10	182,084.00	254,154.52
2	Segment profit / (loss) before tax and interest
	Information technology services	20,099.03	14,551.81	56,882.11	41,655.18	58,096.28
	Less : Financial expenses	19.87	18.33	55.80	57.37	74.88
	Add: Other income	258.56	2,845.22	5,727.98	7,673.49	8,173.07
	Total profit before tax	20,337.72	17,378.70	62,554.29	49,271.30	66,194.47
3	Capital employed
	Information technology services	124,150.06	94,072.14	124,150.06	94,072.14	98,499.56

Notes:

1.	The results for the quarter and nine months ended December 31, 2004 have been taken on record by the Board of Directors at its meeting held today.

2.	The Board of Directors of the Company at its meeting held on December 8, 2004 approved the proposal of the ‘Sponsored ADS Issue’ against the existing equity shares of the Company, with a size of Issue not exceeding 30 million equity shares (equivalent to 15 million ADSs). The proposal further has been approved by shareholders of the Company in the Extraordinary General Meeting held on January 7, 2005.

3.	The total manpower strength as on December 31, 2004 stood at 17,665 associates as against 16,872 associates as on September 30, 2004 signifying an increase of 793 associates. The number of technical associates increased by 644 to close the quarter at 16,496 (15,852 associates as on September 30, 2004).

4.	Details of investor complaints for the quarter ended December 31, 2004:

	Pending as on	Received during	Disposed of during	Unresolved at the
Nature	October 1, 2004	the quarter	the quarter	end of the quarter
Transfer of/Demat/Split/Bonus shares	0	9	9	0
Dividends	0	89	89	0
Total	0	98	98	0

5.	The Company allotted 1,260,677 equity shares of Rs.2/-each during the quarter ended December 31, 2004 pursuant to the exercise of stock options by the associates.

6.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

Consolidated financial results as per Indian GAAP for the quarter and nine months ended December 31, 2004

Rs. in Lakhs

		Quarter	Quarter	Nine months	Nine months		Year
		ended	ended	ended	ended		ended
		31-12-2004	31-12-2003	31-12-2004	31-12-2003		31-03-2004
Sl.No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Audited)
1	Income from services
	– exports	87,124.46	65,151.06	244,938.62	179,055.22		248,835.63
	– domestic	3,614.54	1,612.37	9,994.87	4,647.67		7,213.56
2	Other income	219.87	2,857.67	5,705.08	7,078.79		7,507.32
3	Total income	90,958.87	69,621.10	260,638.57	190,781.68		263,556.51
4	Personnel expenses	52,688.27	35,931.95	146,209.56	94,739.27		134,550.61
5	Cost of software and hardware sold	27.57	31.20	72.55	67.80		81.65
6	Operating and administration Expenses	15,720.47	13,897.61	45,659.68	39,777.57		53,690.22
7	Total expenditure	68,436.31	49,860.76	191,941.79	134,584.64		188,322.48
8	Profit before interest, depreciation & miscellaneous write offs	22,522.56	19,760.34	68,696.78	56,197.04		75,234.03
9	Financial expenses	24.92	28.04	67.16	81.91		102.16
10	Depreciation	2,823.04	2,980.51	8,329.80	8,855.96		11,502.02
11	Miscellaneous expenditure written off	3.94	261.81	231.29	287.12		373.32
12	Profit before taxation	19,670.66	16,489.98	60,068.53	46,972.05		63,256.53
13	Provision for taxation	2,889.14	2,792.48	8,930.59	7,796.25		10,625.94
14	Profit after taxation and before share of loss in associate company	16,781.52	13,697.50	51,137.94	39,175.80		52,630.59
15	Share of loss in associate company	294.46	349.08	590.09	1,268.48		1,292.02
16	Profit after taxation and share of loss in associate company	16,487.06	13,348.42	50,547.85	37,907.32		51,338.57
17	Paid-up equity share capital (par value of Rs.2 per share).	6,377.08	6,317.86	6,377.08	6,317.86		6,325.03
18	Reserves excluding revaluation reserves	303,593.21	250,243.60	303,593.21	250,243.60		254,458.23
19	Preference shares of Rs.10 each issued by Subsidiary Company	9,101.00	4,567.00	9,101.00	4,567.00		4,567.00
20	EPS – basic (Rs.) (On par value of Rs.2 per share)	5.18	4.24	15.93	12.04	*	16.29	*
21	EPS – diluted (Rs.) (On par value of Rs.2 per share)	5.09	4.20	15.65	11.93	*	16.04	*

* Includes Rs.0.25 per share due to profit on sale of 1,000,000 shares of Sify Ltd through its sponsored ADS programme.

Notes:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealised profits have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method in accordance with AS 23 on Accounting for Investments in Associates in Consolidated Financial Statements. The

financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.

2.	The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on December 31, 2004, Satyam Europe Ltd., Nipuna Services Limited, Satyam Computer Services (Shanghai) Company Ltd. and Satyam Manufacturing Technologies, Inc. The results also include the results of our associated company Sify Ltd., which has been accounted for by equity method and of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

For and on behalf of the Board of Directors

Place	: Secunderabad	B. Rama Raju
Date	: January 20, 2005	Managing Director

Consolidated financial results as per US GAAP for the three months and nine months ended December 31, 2004

In thousand US$

		Three months	Three months	Nine months	Nine months	Year
		ended	ended	ended	ended	Ended
		31-12-2004	31-12-2003	31-12-2004	31-12-2003	31-03-2004
Sl.No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	204,679	148,071	568,595	401,393	566,372
2	Gross profit	70,096	57,353	210,471	155,219	222,776
3	Income before income taxes, minority interest and equity earnings/(losses) of associated companies	40,818	35,767	127,649	101,901	137,035
4	Net income	34,283	28,989	107,990	82,152	111,860
5	Earnings per share
	- Basic (US$)	0.11	0.09	0.34	0.26	0.36
	- Diluted (US$)	0.11	0.09	0.33	0.24	0.35

Notes to Consolidated Financial Results as per US GAAP:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

2.	The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on December 31, 2004, Satyam Europe Ltd., Nipuna Services Ltd., Satyam Manufacturing Technologies, Inc. and Satyam Computer Services (Shanghai) Company Ltd. The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd., CA Satyam ASP Pvt. Ltd. and Sify Ltd.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

4.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and nine months ended December 31, 2004 is as follows:

In thousand US$

		Quarter	Quarter	Nine months	Nine months	Year
		ended	ended	ended	ended	Ended
Sl. No.	Particulars	31-12-2004	31-12-2003	31-12-2004	31-12-2003	31-03-2004
1	Net profit as per Indian GAAP	38,951	32,051	118,538	89,942	121,079
2	Profit / (Loss) of subsidiaries and associated companies	(3,504)	(2,488)	(7,825)	(6,778)	(7,326)
3	Deferred stock compensation charge	(905)	(419)	(1,570)	(1,041)	(1,598)
4	Sale of Shares in Sify – difference in GAAP	—	—	—	(1,216)	(1,216)
5	Others, net	(259)	(155)	(1,153)	1,245	921
6	Total adjustments	(4,668)	(3,062)	(10,548)	(7,790)	(9,219)
7	Net income as per US GAAP	34,283	28,989	107,990	82,152	111,860

Safe Harbor:

This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended September 30, 2004 furnished to the United States Securities Exchange Commission on November 12, 2004 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov.